EXHIBIT 99.10

First Quarter Report, including unaudited interim financial statements and related management’s discussion and analysis, for the fiscal quarter ended June 30, 2004, together with certifications of such interim filings by the Chief Executive Officer and Chief Financial Officer

AnorMED Inc.

June 30, 2004

1 First Quarter

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas hematology, HIV and oncology.

01   Message from the President

05   Management's Discussion and Analysis

10   Financial Statements

15   Notes to the Financial Statements

20   Corporate Information

Message from the President

In the first quarter of Fiscal 2005, we continued to drive our programs forward. We reported positive new data on two of our core products, AMD3100 for stem cell transplant in cancer patients, and AMD070 for HIV inhibition. We also were successful in licensing one of our legacy products, NX473, formerly AMD473, to NeoRx Corporation. Going forward, AnorMED is well positioned on all fronts and we will continue to build on our successes, focus on our priorities, manage our resources and evaluate new opportunities.

2005 FIRST QUARTER RESULTS & RECENT EVENTS

  Initiated fifth Phase II study for AMD3100 in stem cell transplant for cancer patients

  Licensed NX473 to NeoRx Corporation

  Reported clinical data on AMD3100 in multiple myeloma patients at the American Society of Clinical Oncology (ASCO) Conference, June 5-8, 2004, New Orleans, LA

  Reported safety data on AMD070 at the 2004 International AIDS Conference, July 11-16, 2004, Bangkok, Thailand

2005 MILESTONES

  Initiate Phase Ib/IIa for AMD070 in HIV in collaboration with the U.S. Adult Clinical Trials Group (ACTG)

  Hold end of Phase II meeting with FDA for AMD3100 in stem cell transplant for cancer patients

  Anticipate additional milestone payments from Shire Pharmaceuticals Group plc (Shire) upon receipt of U.S. and E.U. approvals for FOSRENOLTM

  Plan to present additional Phase II trial data on AMD3100 at the American Society of Hematology (ASH) meeting, December 4-7, 2004, San Diego, CA

  Initiate Phase III trial for AMD3100 in stem cell transplant for cancer patients

  Initiate clinical program of AMD3100 in cardiac tissue repair

  Select lead CCR5 HIV entry inhibitor candidate

  Establish preliminary efficacy of AMD070 in HIV patients

Message from the President Continued

CORE PROGRAMS/STEM CELL TRANSPLANT  Stem cell transplantation is a standard medical procedure used to restore the immune system of patients who have had chemotherapy to treat cancers of the immune system such as multiple myeloma and non-Hodgkins lymphoma. The strongest predictor of success in transplantation, measured by the rapid and durable recovery of a patient's immune system, is the number of stem cells available for transplantation.

In a tandem transplant procedure the physician hopes to collect an adequate number of stem cells to perform two consecutive transplants each preceded by a course of high dose chemotherapy. In some cancer patients who have had previous chemotherapy to treat their disease, it can be very difficult to collect adequate numbers of stem cells for transplant. These patients may require additional mobilization regimens and several days of stem cell collections.

In June we presented our second set of Phase II data for AMD3100 at the ASCO Conference. The objective of the study was to evaluate the safety of AMD3100 in combination with G-CSF in a subset of myeloma patients and determine if myeloma cells were mobilized when AMD3100 was included in the mobilization regimen. The study also evaluated whether a mobilization regimen with AMD3100 allowed these patients to collect an adequate number of stem cells for a tandem transplant.

We reported data on ten multiple myeloma patients who had previously received chemotherapy to treat their disease, and also subsequently failed to collect an adequate number of cells for a tandem transplant. The addition of AMD3100 to the mobilization regimen improved stem cell collection in seven of ten patients who had an inadequate number of stem cells. Furthermore, following the AMD3100 mobilization regimen seven of ten patients then had a sufficient number of stem cells to be eligible for a tandem transplant. To date, six of ten patients have been transplanted, three of whom had a tandem transplant. One patient, who had two prior transplants, was also collected successfully with AMD3100 and will receive a transplant after additional chemotherapy. In all ten patients AMD3100 was generally well-tolerated. No myeloma cells were identified in any of the AMD3100 collections.

In this quarter we initiated an additional Phase II trial, and are now completing five Phase II trials in total at various centers in the U.S. Each of these trials is designed to collect information regarding AMD3100 in support of our end of Phase II meeting with the FDA and for preparation of our Phase III program.

In Fiscal 2005, our plans for AMD3100 in stem cell transplant include holding an end of Phase II meeting with the FDA, initiating European clinical trials and expanding the North American program, reporting new Phase II data at ASH in December, and initiating a Phase III program.

/ HIV PROGRAM  Many existing HIV drugs, such as protease inhibitors, target the virus once it has already infected a healthy immune cell. A new class of anti-HIV drugs, referred to as CXCR4 and CCR5 HIV entry inhibitors, prevent the virus from infecting healthy cells. AnorMED has a clinical program ongoing with AMD070, a CXCR4 inhibitor, and a research program in CCR5 inhibitors.

/ AMD070 - A CXCR4 INHIBITOR  In July 2004 we presented Phase Ia data for AMD070 at the International AIDS Conference in Bangkok, Thailand. Our clinical program for AMD070 is being conducted in collaboration with leading investigators through the ACTG, which is supported by the National Institute of Allergy and Infectious Diseases at the National Institute of Health. The data we reported showed that oral administration of AMD070 is generally safe and that the drug is well absorbed. This study was an open label, inpatient dose escalation. Data was collected from four cohorts of three volunteers who received single oral doses, followed by three cohorts of six volunteers who received multiple oral doses of AMD070, ranging from 50 mg to 400 mg per dose. In Fiscal 2005, we plan to initiate a Phase Ib/IIa clinical trial and establish efficacy data for AMD070 in HIV patients.

We are continuing our research of CCR5 inhibitors, and in Fiscal 2005 we plan to select a lead CCR5 candidate for clinical studies.

- 2 & 3 -

Message from the President Continued

EARLY STAGE PROGRAMS  We have two other early stage programs underway. We are evaluating the ability of stem cells to repair cardiac tissue following a heart attack. Based on published preclinical data, and our internal research, we are evaluating AMD3100's ability to repair cardiac tissue damaged by heart attack. We plan to initiate a clinical program for AMD3100 in cardiac tissue repair and will file an Investigational New Drug application in Fiscal 2005. We are also investigating the role of CXCR4 inhibitors in oncology and have established a number of scientific collaborations to conduct preclinical studies. These studies will be ongoing throughout Fiscal 2005.

LICENSEES  We anticipate Shire will receive additional approvals for FOSRENOL in calendar 2004. For the first approval in Sweden, we received a U.S.$1 million payment, and will receive an additional U.S.$6 million upon further approvals in relevant European countries. Upon approval in the U.S., we will receive a payment of U.S.$18 million and, should Shire exercise their option to purchase the Japanese patents, we would be paid U.S.$6 million upon approval in Japan.

This quarter we licensed NX473 to NeoRx Corporation for U.S.$1 million cash and U.S.$1 million in NeoRx Common Stock. We are also eligible to receive, payable in cash, or cash and common stock, up to an additional U.S.$13 million in milestone payments. Upon approval of NX473 we would receive a royalty of up to 15% on product sales.

Funds from these transactions will be used to support the development of our core products, AMD3100 and AMD070, as well as advance our early stage pipeline. We have set aggressive objectives for Fiscal 2005 and look forward to reporting our progress throughout the year.

[ signed ]

Michael J. Abrams, Ph.D.

President & CEO

Management's Discussion and Analysis

July 30, 2004 The following information should be read in conjunction with the unaudited interim financial statements and their accompanying notes for our first quarter of operations for Fiscal 2005 ended June 30, 2004 ("Q1-2005"), as well as the audited annual financial statements, their accompanying notes, and management's discussion and analysis for the year ended March 31, 2004 included in our Annual Report ("2004 Annual Report"). These financial statements listed have been prepared in accordance with Canadian generally accepted accounting principles. All amounts following are expressed in Canadian dollars unless otherwise indicated. Additional information relating to AnorMED Inc., including our Annual Information Form is filed on SEDAR at www.sedar.com.

OVERVIEW

During Q1-2005, we have progressed along the developmental path outlined in our 2004 Annual Report. The most significant event of the quarter was the licensing of NX473 to NeoRx Corporation for which we received a one-time upfront milestone payment of U.S.$1,000,000 in cash and U.S.$1,000,000 in NeoRx common stock. The revenue and balance sheet accounting treatments are discussed in "Results of Operations" below and the "Revenue Recognition" and "Short-term Investments" note in the accompanying unaudited interim financial statements.

Our operational activities are similar to the previous quarter ended March 31, 2004 ("Q4-2004"). The financial condition of AnorMED and the results of operations for Q1-2005 were in line with expectations.

There have been no material changes during Q1-2005 to the forward-looking information provided in the 2004 Annual Report.

CRITICAL ACCOUNTING POLICIES  Our critical accounting policies are as disclosed in the "Management's Discussion and Analysis" section and in the annual financial statements contained in our 2004 Annual Report.

- 4 & 5 -

Management's Discussion and Analysis Continued

RESULTS OF OPERATIONS  We recorded a net loss of $3,814,000 ($0.12 per common share) for the first fiscal quarter, Q1-2005, compared to a net loss of $3,931,000 ($0.12 per common share) for the previous quarter, Q4-2004, and a net loss of $4,979,000 ($0.19 per common share) for the first quarter of fiscal year 2004 ("Q1-2004").

Revenues

The recognition of U.S.$2,000,000 in licensing revenue, net of payment to a third party, from the agreement with NeoRx this quarter was the primary reason for the increase over Q1-2004 reported revenue. In Q4-2004, we recognized a U.S.$1,000,000 milestone from a licensing agreement with Shire for the first approval of FOSRENOL in Sweden, as the main component in addition to payments received from licensees under other licensing agreements.

We do not anticipate any further revenue to be generated from the NeoRx agreement in this fiscal year. Regulatory approvals for FOSRENOL would generate milestone payments (U.S$18,000,000 upon approval in the U.S. and U.S.$6,000,000 upon approvals in relevant E.U. countries) in Fiscal 2005 if these regulatory approvals were received. We expect that sources of revenue for the next several years will continue to be primarily interest income and payments under existing licensing and collaborative research agreements. These payments are conditional upon the sale of approved products and the achievement of certain milestones under these agreements.

Expenses / Research and Development

Expenditures of $1,526,000 for contract research in Q1-2005 were more than double the $675,000 spent in the comparable quarter of Q1-2004. This is a direct reflection of the progress of our clinical drug candidates, AMD070 and AMD3100, year over year. Last year we had just filed an application to begin our first clinical trial with AMD070 and were awaiting FDA approval to begin our clinical program. This year we are almost finished our first Phase I trial and are preparing to embark on a Phase Ib/IIa in the fall of this year. In addition, we have manufactured more drug substance, developed a new salt formulation to improve stability, and have made drug product for the upcoming trials. In the same period last year with AMD3100, we had one Phase I trial and two Phase II trials ongoing.

This quarter we have manufactured drug substance and are preparing to produce drug product next quarter; we have one Phase I and five Phase II trials ongoing, as well as three more Phase II protocols in the regulatory approval process.

Personnel costs have decreased by 8% compared to the first fiscal quarter of last year due to a number of offsetting factors. In Q1-2004, we had a restructuring of our senior management team and other staff changes that resulted in increased personnel costs for the period but also left six vacated positions. During the current quarter, we have hired a total of 11 new full-time permanent and co-op term positions in the departments of Chemistry, Analytical, Pharm/Tox, Clinical and Regulatory. The full financial effect of this net increase in staff will be reflected in the next fiscal quarter. These additional human resources are adding new skill sets required to achieve our corporate goals. In addition, stock-based compensation expense for research and development employees of $163,000 was recorded in this period versus $81,000 for the corresponding period last year. The increase is a result of the stock-based compensation expense now including a portion of the cost of options that have been granted over the last five quarters (versus only one quarter in Q1-2004) since this accounting policy was adopted effective April 1, 2003. See the "Share Capital - Stock-based Compensation Expense" note in the accompanying unaudited interim financial statements for additional details relating to this expense.

General and Administrative

General and administrative expenses decreased by 12% overall in comparison to Q1-2004. As was the case for research and development expense, restructuring costs last year increased general and administrative personnel costs by $550,000. Offsetting this difference is the hiring of our in-house legal counsel and the recognition of $55,000 ($27,000 in Q1-2004) in employee stock-based compensation expense. Stock-based compensation expense for general and administrative personnel increased for the same reason described above for research and development personnel. In addition, during Q1-2005, both Business Development and Investor Relations embarked on programs to implement their respective portions of the corporate strategy and engaged consultants to assist them.

- 6 & 7 -

Management's Discussion and Analysis Continued

Amortization

We anticipate seeing the level of amortization expense decrease in comparison to previous quarters, as is reflected in the current quarter's numbers, as we have assets that have now been fully depreciated. We do not expect that increased capital expenditures over the fiscal year will substantially change amortization expense for the year.

Other Income (Expenses)

Interest income was reduced in Q1-2005 in comparison to Q1-2004 due to lower interest rates, even though the average cash balance over the quarter this year was approximately 20% higher than last year.

We realized a loss of $639,000 on the investment in NeoRx common shares that were received as a partial payment for the licensing milestone. The initial fair value of the shares was significantly impaired during the period and the investment was restated to reflect the current market value. See the "Short-term Investments" note in the accompanying unaudited interim financial statements for further details.

LIQUIDITY AND CAPITAL RESOURCES  At June 30, 2004, we had a total cash position of $61,478,000 comprised of cash, cash equivalents and short-term investments. This was a reduction of $4,142,000 from March 31, 2004, which closely reflects our net loss for the quarter of $3,814,000. Short-term investments include $27,222,000 invested in high-grade, liquid commercial paper with maturity dates ranging up to one year and realizing an average interest rate this quarter of 2.15% (Q4-2004 - 2.5%). Our working capital is approximately $59.6 million as at June 30, 2004, as compared to $63.0 million at March 31, 2004.

Capital expenditures of $122,000 were made during Q1-2005 and are comparable to those made in Q1-2004. The majority of the purchases were for hardware upgrades to computer equipment for existing staff and to outfit new staff with the appropriate resources for their positions.

Outstanding Share Data

As of July 30, 2004, we have approximately 31.8 million issued and outstanding common shares. In addition, as at the same date, we have approximately 3.2 million stock options outstanding to purchase common shares. See the "Share Capital" note in the accompanying unaudited interim financial statements for more details.

RISKS AND UNCERTAINTIES  Our cash on hand, as well as expected interest income, supplemented by contractual payments on existing licensing agreements (excluding additional potential milestone payments from Shire described under "Results of Operations - Revenues" above), is estimated to be sufficient to fund our operations as previously described through Fiscal 2006. Our funding needs may, however, vary depending upon a number of factors including progress in our research and development programs and the number and breadth of these programs; the costs associated with completing clinical trials and the regulatory process; collaborative license agreements with third parties, our ability to attract and retain corporate partners and their effectiveness in carrying out the development and commercialization of product candidates; the cost of licensing or acquiring additional products for development; competing technological and market developments; and the costs of enforcing and prosecuting patent claims and other intellectual property rights. In the future we will need to raise substantial additional funds to continue our research and development programs and to commence, or to continue, the preclinical studies and clinical trials necessary to obtain marketing approval. We continually evaluate opportunities to raise cash through new commercial partnerships and potential equity financings. There can be no assurance regarding the availability of additional funding or whether acceptable terms will be offered.

Risks and uncertainties related to economic and industry factors as discussed in detail in the "Management's Discussion and Analysis" section of our 2004 Annual Report and the "Risk Factors" section of our recent Short Form Prospectus filed December 17, 2003 remain substantially unchanged.

- 8 & 9 -

Balance Sheets

(In thousands of Canadian dollars)	As at June 30 2004 (unaudited)	As at March 31 2004 (audited)
ASSETS
Current assets
Cash and cash equivalents	$ 33,425	$ 40,608
Short-term investments (note 5)	28,053	25,012
Accounts receivable	388	352
Prepaid expenses	548	565
Current portion of security deposit	150	150
	$62,564	$66,687
Security deposit	100	100
Property and equipment, net	2,824	2,930
	$ 65,488	$ 69,717
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities (note 8)	$ 2,969	$ 3,668
Shareholders' equity
Share capital (note 6)
Issued and outstanding:
Common shares - 31,756,398	153,521	153,452
(March 31, 2004 - 31,740,148)
Additional paid-in capital (note 6)	616	401
Accumulated deficit	(91,618)	(87,804)
	62,519	66,049
	$ 65,488	$ 69,717

On behalf of the Board:

[ signed]	[ signed]
Willem Wassenaar Director	Colin Mallet Director

Statement of Operations

For the three months ended June 30 (in thousands of Canadian dollars)	2004 (unaudited)	2003 (unaudited)
Revenue
Licensing (note 3)	$ 2,310	$ 34
Expenses
Research and development (note 2)	4,260	3,629
General and administrative (note 2)	1,347	1,524
Amortization (note 2)	225	289
	5,832	5,442
Other income (expense)
Interest and other income	347	429
Other expenses (note 5)	(639)	-
	(292)	429
Net loss	$ (3,814)	$ (4,979)
Loss per common share (note 4)	$ (0.12)	$ (0.19)
Diluted loss per common share	$ (0.12)	$ (0.19)

- 10 & 11 -

Statements of Changes in Shareholders' Equity

(In thousands of Canadian dollars, except share amounts)	Common shares	Amount	Accumulated deficit	Additional paid-in capital	Total Shareholders' equity
Balance at March 31, 2004	31,740,148	$153,452	$(87,804)	$401	$66,049
Issued for cash	450	3			3
Issued on exercise of options	15,800	66		(15)	51
Stock-based compensation				230	230
Net loss			(3,814)		(3,814)
Balance at June 30, 2004	31,756,398	$153,521	$(91,618)	$616	$62,519
	Common shares	Amount	Accumulated deficit	Additional paid-in capital	Total Shareholders' equity
Balance at March 31, 2003	25,721,848	$125,774	$(70,273)	$16	$55,517
Issued for cash	3,100	7			7
Stock-based compensation				113	113
Net loss			(4,979)		(4,979)
Balance at June 30, 2003	25,724,948	$125,781	$(75,252)	$129	$50,658

- 12  & 13 -

Statements of Cash Flows

For the three months ended June 30 (In thousands of Canadian dollars)	2004 (unaudited)	2003 (unaudited)
Cash provided by (used in):
Operations:
Net loss	$ (3,814)	$ (4,979)
Items not involving cash:
Amortization	225	289
Loss on disposal of property and equipment	3	-
Loss on revaluation of investments	639	-
Compensatory stock options	230	113
Changes in non-cash operating working capital:
Accounts receivable	(36)	(70)
Prepaid expenses	17	144
Accounts payable and accrued liabilities	(699)	(171)
	(3,435)	(4,674)
Investments:
Net sale (purchase) of short-term investments	(3,680)	52,870
Purchase of property and equipment	(122)	(87)
	(3,802)	52,783
Financing:
Decrease in capital lease obligations	-	(35)
Issuance of shares, net of share issue costs	54	7
	54	(28)
Increase (decrease) in cash and cash equivalents	(7,183)	48,081
Cash and cash equivalents, beginning of the period	40,608	1,033
Cash and cash equivalents, end of the period	$ 33,425	$ 49,114

Notes to the Financial Statements

1. BASIS OF PRESENTATION The accompanying unaudited interim financial statements have been prepared in accordance with generally accepted accounting principles in Canada for interim financial information. These interim financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company's audited financial statements and notes thereto included as part of the Company's 2004 Annual Report filed with the appropriate Securities Commissions. All amounts are expressed in Canadian dollars unless otherwise indicated.

In the opinion of management, all adjustments (including reclassifications and normal recurring adjustments) necessary to present fairly the financial position, results of operations and deficit, and cash flows at June 30, 2004 and for all periods presented, have been made. Interim results are not necessarily indicative of results for a full year.

2. CHANGES IN ACCOUNTING POLICIES

Stock-based compensation

The Company adopted a change in accounting for employee stock-based awards for the year ending March 31, 2004. In accordance with the amended recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870, Stockbased Compensation and Other Stock-based Payments, compensation expense has been recognized prospectively for stock-based awards made to employees beginning April 1, 2003. The transitional provisions outlined by CICA Section 3870, whereby all options granted, modified or settled since April 1, 2003 be recorded as compensation expense using the fair value method, are utilized in this calculation. Prior to the adoption of this method, the Company disclosed the pro forma effect of accounting for stock options awarded to employees under the fair value method. As the change was implemented in the third quarter of Fiscal 2004, the first quarter figures for 2004 have been restated, resulting in an increase in research and development expense of $81,000 and in general and administrative expense of $27,000, in the comparative financial statements.

- 14 & 15 -

Notes to the Financial Statements Continued

Patents

Effective April 1, 2003, the Company changed its accounting policy regarding the capitalization of amounts related to the initial patent costs associated with the protection of intellectual property to the expensing of all patent costs in the period in which they are incurred. The costs included in this change are those associated with the filing and prosecution of patents in domestic and international jurisdictions. As the change was implemented in the fourth quarter of Fiscal 2004, the first quarter figures for 2004 have been restated, resulting in a decrease in amortization expense of $62,000 and an increase in research and development expense of $237,000, in the comparative financial statements.

The net of these restatements increased the loss per common share to $0.19 per common share from $0.18 per common share.

3. REVENUE RECOGNITION  On April 5, 2004, the Company announced the licensing of NX473 (formerly AMD473), its platinum based anti-cancer agent, to NeoRx Corporation ("NeoRx"), a public corporation. Under the terms of the agreement, NeoRx was granted exclusive global rights, excluding Japan, to develop, manufacture and commercialize the drug candidate for treatment of any human disease. The Company received a one-time upfront milestone payment of U.S.$1,000,000 in cash and U.S.$1,000,000 in NeoRx common stock.

The NeoRx licensing agreement was evaluated with respect to multiple element arrangements and is disclosed net of amounts payable to third parties. All of the licensing revenue received from NeoRx in the quarter was in the form of the non-refundable one-time payment. This payment was recognized based on its relative fair value at the date the license was granted as the Company has no further involvement or obligation to perform in relation to this specific element of the arrangement and its collectibility was reasonably assured.

4. LOSS PER COMMON SHARE DATA  Loss per common share is computed using the weighted average number of common shares outstanding during the period. Diluted loss per common share is computed assuming all common shares related to the exercise of all options that have a dilutive effect have been issued at the later of the beginning of the period or the date of issuance. Diluted loss per common share does not differ from loss per common share where the effect of common shares issuable upon the exercise of options would reduce the loss per common share.

5. SHORT-TERM INVESTMENTS  The U.S.$1,000,000 in NeoRx common shares (described in note 3) is classified as a short-term investment. The shares were originally recorded at the fair value upon acquisition of U.S.$4.10 per share. At the close of trading on the NASDAQ exchange on June 30, 2004, the market value of the investment was significantly below this cost. The market value continued to decline from June 30, 2004 to the date of preparation of these financial statements. Consequently, the carrying value of this investment was restated at June 30, 2004 to reflect the current market value resulting in a loss of $639,000, which is included as other expense.

6. SHARE CAPTIAL

Incentive Stock Option Plan

At June 30, 2004, the Company had 3,183,960 stock options outstanding (of which 2,457,903 are exercisable) at a weighted average exercise price of $6.21 per common share and expiring at various dates from November 4, 2006 to June 9, 2014.

Details of the stock option transactions for the three months ended June 30, 2004 are summarized as follows:

	Number of stock options outstanding	Weighted average share price
Balance, March 31, 2004	2,954,870	$6.01
Options granted	247,790	8.24
Options exercised	(15,800)	3.21
Options cancelled	(2,900)	12.68
Balance, June 30, 2004	3,183,960	$6.21

- 16 & 17 -

Notes to the Financial Statements Continued

Stock-based Compensation Expense

The Company recognized $12,000 (2003 - $6,000) in compensation expense for the quarter ended June 30, 2004, as a result of stock options awarded to non-employees in previous fiscal periods. The stock-based compensation expense was calculated using the fair value method and was recognized in the financial statements as research and development expense.

Compensation expense of $218,000 (2003 - $108,000) has also been recognized for employee stock-based awards granted, modified, or settled since April 1, 2003, using the fair value method. The expense was recorded as personnel costs, in research and development expense ($163,000) and in general and administrative expense ($55,000), in the financial statements.

The following pro forma financial information reflects the net loss per common share for stock-based awards granted subsequent to April 1, 2001 (the original adoption date of CICA Section 3870) through to March 31, 2003, had the Company recognized stock-based compensation using a fair value method:

For the three months ended June 30	2004	2003
Net loss - as reported	$ (3,814)	$ (4,979)
Net loss - pro forma	$ (3,940)	$ (5,443)
Loss per common share
- as reported	$ (0.12)	$ (0.19)
Loss per common share
- pro forma	$ (0.12)	$ (0.21)
The The weighted average fair value of stock options, per share granted during the period	$6.38	$ 2.15

The fair value of each stock option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

For the three months ended June 30	2004	2003
Expected life of the option in years	9	9
Volatility	72.02%	76.26%
Dividend yield	0.0%	0.0%
Risk-free interest rate	4.59%	5.11%

The pro forma amounts exclude the effect of stock options granted prior to April 1, 2001, and may not be representative of future amounts since the estimated fair value of stock options is amortized over their three year vesting period and additional options may be granted in future periods.

Additional Paid-in Capital

During the quarter, 15,800 options were exercised by employees. 6,900 of the options were granted after April 1, 2003, therefore $15,000 of compensation expense was previously recorded and has now been reclassified to share capital.

7. COLLABORATIVE AGREEMENTS  The Company has established collaborative agreements with certain academic and corporate laboratories that provide resources and expertise which complement the Company's research and development program. Total committed expenditures outstanding, assuming completion of these contracts, are approximately $2,035,000 at June 30, 2004 (2003 - $2,106,000).

- 18 & 19 -

Notes to the Financial Statements Continued

8. SUPPLEMENTARY INFORMATION

Accounts payable and accrued liabilities

	As at June 30 2004	As at March 31 2004
Trade accounts payable	$1,374	$826
Collaborative agreements	998	1,194
Employee-related accruals	458	1,155
Other	139	493
	$2,969	$3,668

Supplementary information of cash flows

For the three months ended June 30	2004	2003
Interest received	$337	$825
Interest paid	-	(3)

9. COMPARATIVE FIGURES  Certain of the comparative figures have been reclassified to confirm with the financial statement presentation adopted in the current period.

Company Contact Elisabeth Whiting, M.Sc. Senior Director Corporate Development & Communications
AnorMED Inc. Suite 200 20353 - 64th Avenue Langley, B.C. V2Y 1N5
Telephone: Facsimile: Email: Website:	(604) 530-1057 (604) 530-0976 info@anormed.com www.anormed.com
The Company's common shares are traded on the Toronto Stock Exchange under the symbol AOM.

AnorMED
- 20 & 21 -

Good Chemistry

AnorMED Inc. Suite 200 20353 - 64th Avenue Langley, B.C. V2Y 1N5
Telephone: Facsimile: Email: Website:	(604) 530-1057 (604) 530-0976 info@anormed.com www.anormed.com
The Company's common shares are traded on the Toronto Stock Exchange under the symbol AOM.

Form 52-109FT2 -- Certification of Interim Filings During Transition Period

I, Michael J. Abrams, President and Chief Executive Officer of AnorMED Inc.  certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of AnorMED Inc. (the "issuer") for the interim period ending June 30, 2004.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date:

July 30, 2004

"Michael J. Abrams"
Michael J. Abrams President and Chief Executive Officer

Form 52-109FT2 -- Certification of Interim Filings During Transition Period

I, William J. Adams, Chief Financial Officer of AnorMED Inc.  certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of AnorMED Inc. (the "issuer") for the interim period ending June 30, 2004.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date:

July 30, 2004

"William J. Adams"
William J. Adams Chief Financial Officer